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                                   FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           ProBusiness Services, Inc.
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             (Exact name of Registrant as specified in its charter)


               Delaware                                        94-2976066
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(State of incorporation or organization                  (IRS Employer I.D. No.)


                     4125 Hopyard Rd., Pleasanton, CA 94588
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                    (Address of principal executive offices)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:


                                      None
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                                (Title of Class)


Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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                                (Title of Class)


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        This Amendment No. 1 on Form 8-A is being filed by ProBusiness Services,
Inc., to amend and restate Item 1 and the exhibit filed under Item 2 of the Form 8-A originally filed on August 17, 2001.

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.

        ProBusiness Services, Inc. (the "Company") and Wells Fargo Bank, MN N.A. (the "Rights Agent") are parties to a Preferred Stock Rights Agreement, entered into as of August 8, 2001 (the "Prior Agreement"). Pursuant to the Prior Agreement, the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, par value $0.001 per share ("Common Shares"), of the Company. The dividend was payable on August 30, 2001 (the "Record Date"), to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $170.00 (the "Purchase Price"), subject to adjustment.

        On December 19, 2001, pursuant to Section 27 of the Prior Agreement, the Company's Board of Directors agreed to restate the dividend that it had declared under the Prior Agreement in an Amended and Restated Preferred Stock Rights Agreement dated December 19, 2001 (the "Rights Agreement"). Under the Rights Agreement, the Company's Board of Directors amended the Prior Agreement to amend the triggering event threshold applicable to General Atlantic Partners, LLC and its affiliates and associates (the "GAP Entities") to more than 26%.

        The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit
4.1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

        The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

        The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by the Company's Board of Directors) after a person or group of affiliated or associated


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persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding, or
(b) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Company's then outstanding Common Shares. However, with respect to shares of the Company's Common Stock held or acquired by the GAP Entities, no Distribution Date will occur until such time as the GAP Entities acquire more than 26% of the Company's Common Stock or announce a tender offer to acquire more than 26% of the Company's Common Stock (the "Limitations"). The earlier of such dates is referred to as the "Distribution Date."

Issuance of Rights Certificates; Expiration of Rights

        As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) August 30, 2011, (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

        Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

        Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares (or with respect to the GAP Entities, the GAP Entities are not in compliance with the Limitations), then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

        Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares (or with respect to the GAP Entities, the GAP Entities are not in compliance with the Limitations), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the


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Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

        At any time after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares (or with respect to the GAP Entities, the GAP Entities are not in compliance with the Limitations) and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

        At any time on or prior to the Close of Business on the earlier of (i) the fifth day following the attainment of 15% or more of the Company's then outstanding Common Shares by an Acquiring Person (or with respect to the GAP Entities, the GAP Entities are not in compliance with the Limitations) (or such later date as may be determined by action of the Company's Board of Directors and publicly announced by the Company), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Adjustments to Prevent Dilution

        The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

        No fractional Common Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.


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Amendment of Rights Agreement

        The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Preferred

        Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

No Voting Rights

        Rights will not have any voting rights.

Certain Anti-Takeover Effects

        The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

        The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

        However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

        Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.


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ITEM 2. EXHIBITS

          3.1       Amended and Restated Certificate of Incorporation(1)

          3.2       Bylaws, as amended(2)

          4.1 Amended and Restated Preferred Stock Rights Agreement, dated as of December 19, 2001, between ProBusiness Services, Inc. and Wells Fargo Bank, MN N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.



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(1) Incorporated by reference to Exhibit 4.1 to the Company's Registration
    Statement on Form S-8 (file no. 333-37129) filed with the Securities and Exchange Commission on October 3, 1997.

(2) Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1, as amended (file no. 333-23189), declared effective on September 18, 1997.


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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 4, 2002                       ProBusiness Services, Inc.


                                            By: /s/ Thomas H. Sinton
                                                --------------------------------
                                                Thomas H. Sinton
                                                Chairman of the Board, President
                                                and Chief Executive Officer


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                                  EXHIBIT INDEX

EXHIBITS
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   3.1    Amended and Restated Certificate of Incorporation(1)

   3.2    Bylaws, as amended(2)

   4.1 Amended and Restated Preferred Stock Rights Agreement, dated as of December 19, 2001, between ProBusiness Services, Inc. and Wells Fargo Bank, MN N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.



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(1) Incorporated by reference to Exhibit 4.1 to the Company's Registration
    Statement on Form S-8 (file no. 333-37129) filed with the Securities and Exchange Commission on October 3, 1997.

(2) Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1, as amended (file no. 333-23189), declared effective on September 18, 1997